UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42869

Megan Holdings Limited

B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On October 29, 2025, Mr. Long Jia Kwang notified Megan Holdings Limited (the “Company”) of his resignation as an independent director, chairman of the audit committee and member of the nominating and compensation committees, effective October 31, 2025. His resignation was due to personal commitments and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On November 21, 2025, the board of directors of the Company approved the appointment of Mr. Phua Zhi Yong (Jason) as an independent director, chairman of the audit committee, and member of the nominating and compensation committees, effective November 21, 2025.

Mr. Phua, age 38, is a Chartered Accountant (Singapore) and a seasoned finance and accounting professional with over a decade of experience in financial management, compliance, corporate governance and public company reporting. Since 2019, he has served as the Chief Financial Officer of YY Group Holding Limited, where he has been responsible for financial operations, regulatory compliance, cash flow management, corporate governance oversight, and strategic initiatives, including mergers and acquisitions and investor relations activities. In that role, he led the company through its successful U.S. Nasdaq listing on April 22, 2024 and continues to oversee ongoing U.S. reporting and compliance obligations. Prior to joining YY Group, Mr. Phua served as Finance Manager at NCS Pte Ltd from 2017 to 2019, where he oversaw project financial governance and revenue recognition compliance, and previously held accounting roles at Rig Resources AP Pte Ltd and United Engineers Limited, where his responsibilities included ERP implementation, financial reporting, internal controls, audit coordination and overseas project support. Mr. Phua holds a Bachelor of Science in Banking and Finance from the University of London (Singapore Institute of Management) and is a member of Chartered Accountants Singapore (CA Singapore).

The Company believes that Mr. Phua’s extensive experience in financial reporting, internal controls, U.S. public company compliance and corporate governance qualifies him as an “audit committee financial expert” and he is qualified to serve as an independent director and as chairman of the audit committee. Mr. Phua does not have any family relationship with any director or executive officer of the Company.

In connection with Mr. Phua’s appointment, the Company entered into a director offer letter with Mr. Phua, effective November 21, 2025, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2025

Megan Holdings Limited

By:	/s/ Hoo Wei Sern
Name:	Hoo Wei Sern
Title:	Executive Director, Chairman and Chief Executive Officer (Principal executive officer)

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter between the Company and Mr. Phua Zhi Yong (Jason)

3